===============================================================================



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                                  AMENDMENT 1

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
            Under Section 12(b) or (g) of the Securities Act of 1934


                               KNOX NURSERY, INC.
                               ------------------
                 (Name of Small Business issuer in its charter)


           FLORIDA                                              59-1787808
           -------                                              ----------
(State or other jurisdiction of                               (IRS Employer
 incorporation or organization)                             Identification No.)


                 4349 N. HIAWASSEE ROAD, ORLANDO, FLORIDA 32818
                 ----------------------------------------------
                    (Address of principal executive offices)


                                 (407) 293-3721
                                 --------------
                          (Issuer's telephone number)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                   Name of each exchange on which registered
-------------------                   -----------------------------------------
       NONE                                              NONE


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                                (Title of Class)


On June 30, 1999 the Registrant had outstanding 11,605,000 shares of Common Stock, par value $0.001 per share.



===============================================================================

                         [KNOX NURSERY INC. LETTERHEAD]



MANAGEMENT'S STATEMENT ON THE JUNE 30, 1999 INTERIM FINANCIALS

The accompanying unaudited financial statements have been prepared in accordance with the instructions to SEC Form 10-SB. In the opinion of the Company, all adjustments and information necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. The unaudited financial statements should be read in conjunction with the audited financial statements for the year December 31, 1998.

                               KNOX NURSERY, INC.

                                 BALANCE SHEETS

                              JUNE 30, 1999 & 1998

                                                           1999            1998
                                                       -----------      -----------
                                ASSETS
Current assets:
 Cash and cash equivalents                             $   145,341      $   739,544
 Trade accounts receivable                                 467,249          912,356
 Refundable income taxes                                         0          138,834
 Inventories                                               779,419          452,671
 Prepaid expenses                                            6,497            9,405
 Note receivable                                             1,694           40,067
 Deposits                                                    4,158            3,358
                                                       -----------      -----------
    Total current assets                                 1,404,358        2,296,235

Investment in cooperative bank                              10,478           13,591
                                                       -----------      -----------

    Total investments                                       10,478           13,591

Property and equipment                                   9,246,492        9,060,961
 Less accumulated depreciation/amortization             (3,268,122)      (2,577,932)
                                                       -----------      -----------

    Net property and equipment                           5,978,370        6,483,029

Deferred loan issuance fees, net of amortization            66,555           60,162
                                                       -----------      -----------
                                                       $ 7,459,761      $ 8,853,017


                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
 Current installment of long-term debt                 $   268,000      $   268,000
 Accounts payable                                          265,031          622,304
 Accrued expenses                                          207,442          195,001
                                                       -----------      -----------

    Total current liabilities                              740,473        1,085,305

Long-term debt, excluding current installments           3,890,172        4,161,201
Due to stockholders                                        200,000          475,000
Deferred tax liability                                     364,753          511,778
                                                       -----------      -----------
    Total liabilities                                    5,195,398        6,233,284

Stockholder's equity
 Common stock                                               11,605           11,605
 Additional paid-in capital                              1,184,670        1,190,608
 Retained earnings                                       1,082,553        1,417,520
 Treasury stock                                            (14,465)               0
                                                       -----------      -----------
    Total stockholder's equity                           2,264,363        2,619,733
                                                       -----------      -----------

                                                       $ 7,459,761      $ 8,853,017


See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                           STATEMENTS OF OPERATIONS

                FOR THE SIX MONTHS ENDED JUNE 30, 1999 & 1998



                                                     1999         1998
                                                    ------       ------
Sales                                             $3,992,838   $3,926,003
Cost of Sales                                      2,550,524    2,490,148
                                                   ----------   ----------

           Gross Profit                            1,442,314    1,435,855

Operating expenses                                 1,035,319      896,284
                                                   ----------   ----------

           Operating income                          406,995      539,571

Other income (expense):
  Interest expense                                  (171,355)    (220,441)
  Interest and dividend income                           194          702
  Other                                               (4,830)      34,510
                                                   ----------   ----------

           Total other income (expense)             (175,991)    (185,229)
                                                   ----------   ----------

           Net income before income taxes            231,004      354,342

Income tax provision                                       0            0
                                                           --           --

           Net income                             $  231,004   $  354,342

See accompanying notes to financial statements.

                              KNOX NURSERY, INC.

                           STATEMENTS OF OPERATIONS

                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 & 1998


                                                   Six months ended June 30:                      Variance
                                          ----------------------------------------------------------------------
                                                    Per Cent                  Per Cent       Increase/(Decrease)
                                       1999         of Sales        1998      of Sales        Amount   Per Cent
                                    ----------      --------     ----------   ---------     ---------  ---------
Sales
  Plug Division                     $2,640,681        86.1%      $2,850,624      72.6%      $(209,943)      -7.4%
  Finished Product Division          1,352,157        33.9%       1,075,379      27.4%        276,778       25.7%
                                    ----------       -----       ----------     -----       ---------     -------
         Total Sales                 3,992,838       100.0%       3,926,003     100.0%         66,835        1.7%

Cost of sales:
  Plugs                              1,647,586        62.4%       1,762,368      61.8%       (114,782)      -6.5%
  Finished Products                    902,938        66.8%         727,780      67.7%        175,158       24.1%
                                    ----------       -----       ----------     -----       ---------     -------
         Total Cost of Sales         2,550,524        63.9%       2,490,148      63.4%         60,376        2.4%

Gross profit                         1,442,314        36.1%       1,435,855      36.6%          6,459        0.4%

Operating expenses
  Advertising                          129,105         3.2%           5,043       0.1%        124,062     2460.1%
  Amortization                           7,847         0.2%           7,847       0.2%              0        0.0%
  Bad debt                               6,000         0.2%          10,000       0.3%         (4,000)     -40.0%
  Computer                               6,413         0.2%           3,836       0.1%          2,577       67.2%
  Consulting fees                        5,355         0.1%           6,281       0.2%           (926)     -14.7%
  Depreciation                         340,600         8.5%         330,000       8.4%         10,500        3.2%
  Employee welfare                      17,754         0.4%          16,771       0.4%            983        5.9%
  Equipment lease                       62,457         1.6%          62,457       1.6%              0        0.0%
  Gas & oil                             16,141         0.4%           9,841       0.3%          6,300       64.0%
  Insurance                            103,659         2.6%          96,227       2.5%          7,432        7.7%
  Interest                             171,355         4.2%         220,441       5.6%        (49,086)     -22.3%
  Legal and accounting                  20,635         1.7%          35,915       0.9%        (15,280)      -6.9%
  Miscellaneous                          3,919         0.1%           1,861       0.0%          2,058        5.7%
  Office supplies and postage            9,520         0.2%          11,791       0.3%         (2,271)     -19.3%
  Payroll taxes                         86,087         2.2%          80,369       2.0%          5,718        7.1%
  Propane and natural gas               15,316         0.4%          23,160       0.6%         (7,844)     -33.9%
  Salaries - office                    123,964         3.1%         112,909       2.9%         11,055        9.8%
  Taxes, licenses, and fees              2,020         0.1%          20,592       0.5%        (18,572)     -90.2%
  Telephone                             25,762         0.6%          27,015       0.7%         (1,253)      -4.6%
  Trash removal                          7,704         0.2%           6,203       0.2%          1,501       24.2%
  Travel and entertainment              10,041         0.3%           5,861       0.1%          4,180       71.3%
  Utilities                             35,120         0.9%          22,305       0.6%         12,815       57.5%
                                    ----------       -----       ----------     -----       ---------     -------
         Total operating expenses    1,206,674        30.2%       1,116,725      28.4%         89,949        8.1%
                                    ----------       -----       ----------     -----       ---------     -------
Operating income (loss)                235,640         5.9%         319,130       8.1%        (83,490)     -26.2%

         Other income (expense)         (4,636)       -0.1%          35,212       0.9%        (39,848)    -113.2%
                                    ----------       -----       ----------     -----       ---------     -------
         Net profit before
           income taxes             $  231,004         5.8%      $  354,342       9.0%      $(123,338)     -34.8%



See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                         SIX MONTHS ENDED JUNE 30, 1999

                                                            ADDITIONAL
                                                  COMMON     PAID-IN      RETAINED     TREASURY
                                                   STOCK     CAPITAL      EARNINGS      STOCK        TOTAL
                                                  -------   ----------   -----------   --------   -----------
Balances, December 31, 1996                       $   500   $  218,900   $ 2,197,305   $      0   $ 2,416,705
Increase of authorized common stock                 7,500       (7,500)                       0
Issuance of common stock                              200       94,800                                 95,000
Net loss                                                                  (1,134,127)              (1,134,127)
                                                  -------   ----------   -----------   --------   -----------
Balances, December 31, 1997                         8,200      306,200     1,063,178          0     1,377,578
Issuance of common stock                            3,405      884,408             0          0       887,813
Purchase of treasury stock                              0            0             0    (25,403)      (25,403)
Sale of treasury stock                                  0       (5,938)            0     10,938         5,000
Net income (loss)                                       0            0      (211,629)         0      (211,629)
                                                  -------   ----------   -----------   --------   -----------
Balances, December 31, 1998                       $11,605   $1,184,670   $   851,549    (14,465)  $ 2,033,359
Issuance of common stock                                0            0             0          0             0
Purchase of treasury stock                              0            0             0          0             0
Net income (loss)                                       0            0       231,004          0       231,004
                                                  -------   ----------   -----------   --------   -----------
Balances, June 30, 1999                           $11,605   $1,184,670   $ 1,082,553   $(14,465)  $ 2,264,363

See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                            STATEMENT OF CASH FLOWS

                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 & 1998

                                                                1999        1998
                                                              ---------   ---------
Increase in cash and cash equivalents:

Cash flows from operating activities:
  Net income                                                  $ 231,004   $ 354,342
  Adjustments to reconcile net income to cash provided by
   operating activities:
     Depreciation and amortization                              348,347     337,847
     Cash provided by (used for) changes in:
       Trade accounts receivable                               (113,280)   (480,974)
       Inventories                                              200,000     440,664
       Refundable income taxes                                        0     (47,547)
       Prepaid expenses                                           8,885       6,384
       Deposits                                                  (1,650)     (1,000)
       Accounts payable                                        (229,510)   (358,905)
       Accrued expenses and other liabilities                    42,799     (54,433)
                                                              ---------   ---------
          Net cash provided by operating activities             486,595     196,378
Cash flows from investing activities:
  Purchase of property and equipment                           (155,668)    (31,328)
                                                              ---------   ---------
          Net cash used in investing activities                (155,668)    (31,328)

Cash flows from financing activities:
  Proceeds from issuance of stock                                     0     887,813
  Repayment of long-term debt                                  (239,957)   (747,420)
  Proceeds from long-term borrowings                                  0           0
  Proceeds from investment in bank                                3,113           0
  Net increase (decrease) in due to stockholders                (50,000)    390,000
  Loan issuance fees                                            (22,087)          0
                                                              ---------   ---------
          Net cash provided by financing activities            (308,931)    530,393
                                                              ---------   ---------
          Net change in cash and cash equivalents                21,996     695,443
Cash and cash equivalents at beginning of year                  123,345      44,101
                                                              ---------   ---------
Cash and cash equivalents at June 30                          $ 145,341   $ 739,544

See accompanying notes to financial statements.

                                 KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                              JUNE 30, 1999 & 1998


(1) Summary of Significant Accounting Policies

 (a)  Description of Business

      Knox Nursery, Inc. is located in Central Florida and has two operating divisions: 1) the Finished Products Division, with sales of 4 inch annuals to wholesalers, landscapers, and large final-use customers located primarily in Central Florida, and 2) the Plug Division, with sales of seeding annuals (plugs) to brokers and other nurseries located throughout the United States.


 (b) Inventories

      Inventories of plants, seeds and supplies are stated at the lower of cost (first-in, first-out) or market.

 (c)  Property and Equipment

      Property and equipment are stated at cost. Assets are depreciated by the straight-line and accelerated methods over the estimated useful lives of the individual assets.

 (d) Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      General business credits which include investment tax credits and job credits are accounted for as a reduction of income tax liability in the year realized.

 (e)  Cash Equivalents

      Cash equivalents represent short-term, highly liquid commercial paper readily convertible to cash and with an original maturity of three months or less.

 (f)  Investment in Cooperative Bank

      Investment in cooperative bank is carried at cost increased for the amount of patronage refund certificates and patrons' equity allocated, less distribution received.

 (g)  Use of Estimates

      Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.
                                                                     (Continued)

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998

(2) INVENTORIES

     Inventories at June 30, 1999 and 1998 consisted of the following:

                                                                1999       1998
                                                              --------   --------
Work in process                                               $660,480   $355,000
Materials and supplies                                         118,939     97,671
                                                              --------   --------
                                                              $779,419   $452,671
                                                              ========   ========

(3) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at June 30, 1999 and 1998 consist of the following:

                                                                 1999          1998
                                                              -----------   -----------
Land                                                          $   272,169   $   272,169
Buildings and improvements                                      6,824,688     6,806,255
Machinery and equipment                                         1,547,888     1,527,852
Automobile equipment                                              259,732       259,732
Office furniture and equipment                                    201,598       182,438
Construction in process                                           140,417        12,515
                                                              -----------   -----------
                                                                9,246,492     9,060,961
     Less accumulated depreciation                             (3,268,122)   (2,577,932)
                                                              -----------   -----------
     Net property, plant and equipment                        $ 5,976,370   $ 6,483,029

                                                                     (Continued)

                               KNOX NURSERY, INC

                         NOTES TO FINANCIAL STATEMENTS

                              JUNE 30, 1999 & 1998

(4) Long-term Debt

    Long-term debt consists of the following at June 30, 1999 and 1998:

                                                                                   1999         1998
                                                                                ----------   ----------
NationsBank:
  Construction loan ($4,500,000 limit) with interest fixed at
  7.5%, principal, and interest due in level monthly
  payments based on a 15-year amortization with a final
  balloon payment of all unpaid principal and accrued
  interest on May 8, 2002. Loan is collateralized by
  land, buildings and improvements.                                             $4,047,933   $4,215,832

  Commercial loan ($160,000 limit) with interest at a fixed
  rate of 7.5%, due in 59 equal monthly installments
  ending May 8, 2001. Loan is collateralized by land,
  buildings and improvements.                                                       67,015      100,579

  Commercial loan ($200,000 limit) with interest at a fixed
  rate of 7.5%, due in 36 equal monthly installments
  ending February 5, 2000. Loan is collateralized by
  land, buildings and improvements.                                                 43,224      112,790

  Credit line loan ($600,000 limit) with interest equal to
  the prime rate plus 1%. Line of credit renews annually
  with similar terms and rates. Loan is collateralized by
  and, buildings and improvements.                                                       0            0
                                                                                ----------   ----------
                                                                                 4,158,172    4,429,201

    Less current installments                                                      268,000      268,000
                                                                                ----------   ----------


  Long-term debt, excluding current installments                                $3,890,172   $4,161,201

     Aggregate principal maturities for the years subsequent to June 30, 1999 are as follows:

1999 (6 months)                                $  148,652
2000                                              243,601
2001                                              233,338
2002                                            3,532,581
                                               ----------
                                               $4,158,172

                                                                     (Continued)

                               KNOX NURSERY, INC.

                        NOTES TO FINANCIAL STATEMENTS

                              JUNE 30, 1999 & 1998


(5)      Leases

         The Company leases certain production equipment under lease agreements classified as operating leases. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 1999 are:


                     Year ended December 31,
                           1999 (six months)         $  55,386
                           2000                        117,843
                           2001                         90,843
                                                     ---------
                           Total                     $ 264,072

         Rent expense for the six months ended June 30, 1999 and 1998 was $62,457.

(6)      Income Taxes

         No income tax expense provision is necessary for the six months ended June 30, 1999 or 1998. Based on management's assessment of financial projections for the remainder of the year, the Company will finish 1999 with a net operating loss, as it did in 1998.

(7)      Profit Sharing Plan

         The Company has established a voluntary Employee Savings Plan, 401(K), available to all employees who meet certain eligibility requirements. The plan provides for a matching by the Company of the employee's contribution to the plan not to exceed certain specified limits. During the six months ended June 30, 1999 and 1998, total Company contributions to the plan were $14,126 and $14,196, respectively.

(8)      Common Stock

         The Articles of Incorporation authorize the Company to issue 50,000,000 shares, of which 40,000,000 are to be common and provides for the issuance of 10,000,000 preferred shares, both with a par value of $.001 per share. At June 30, 1999, 11,605,000 shares of common stock were issued and outstanding.

(9)      Contingencies

         In the normal course of business, the Company is subject to certain obligations and litigation. Management, after consultation with counsel, intends to vigorously defend its positions and is of the opinion that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operation.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          KNOX NURSERY, INC.



                                          By: /s/ Bruce R. Knox
                                             ---------------------------------
                                             Bruce R. Knox, President

Date: November 19, 1999